Exhibit 99.1

Nano Dimension Leading Digital Manufacturing into the Future Investor Presentation May 2024

Forward Looking Statements ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its vision, favorable trends, milestones, pipeline, innovative products and their advantages and benefits, its strategy, size for target markets, expected net cash burn, expected impact of cost reductions, developments driving market penetration and competitive advantage, M&A program and projected growth . Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties . Actual results, performance, or achievements of Company’s could differ materially from those described in or implied by the statements in this forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2023 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements .

Our Vision To become the digital manufacturing leader through disruption of electronics & mechanical production by applying environmentally friendly & economically efficient electronics and precision additive manufacturing – resulting in the conversion of digital designs into functioning electronic and mechanical devices – on demand, anytime, anywhere ying Without Permission is Strictly Prohibited. ©2024 Nano Dimension. All Rights Reserved. Distrib ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3

We Make Advanced Manufacturing Solutions… …that fabricate High - Performance Electrical & Mechanical Applications Multi - Material Additive Manufacturing Systems Robotics Advanced Electronics ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 4 3D Printed Electronics 3D Printed Micro - Polymer 3D Printed Ceramic & Metal

Ushering in a New World Local, Secure, Flexible, and Sustainable All of this Replaced by a few of these ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 5

Investment Highlights

Strongly Capitalized with a Multi-Pronged, Synergistic Growth Strategy

Built For Tomorrow's Challenges

Supply Chain Disruptions & Reshoring

Sustainability

Custom-made & Precision Manufacturing

Strong Fundamentals

~$1 billion

Cash & Cash Equivalents[1]

~80x

Expected Annual Net Cash Burn Rate[2]

Proven Growth



$56M
$3M
FY20
FY23

155%

FY20 - FY23 CAGR Revenue Growth

Synergistic & Risk Averse Business Development

Multiple R&D Programs

Robust GTM Platform

Ambitious, Yet Cautious M&A Program

1. As of December 31st, 2023; Including cash, cash equivalents, investment in securities and short and long-term unrestricted bank deposits
2. Based on 2023 end-of-year cash, cash equivalents & investment in securities and expected operating loss inclusive of interest earned for FY2024

©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing 6

Strong Secular Tailwinds in High Growth Industries

We're Positioned in a Market With a Compelling Long-Term Opportunity

Favorable Trends

- Re-shoring manufacturing
- IP security
- Custom products for many
- Technology to address environmental impact

Size for Target Markets[1]



$110B+
~$20B
23%+
CAGR
2023F
2031F

1. IDTechEx - 2022-2032 printed electronics; Hubs 3D Printing Trend Report 2023; ResearchAndMarkets 3D Printing Market 2022-2030

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION
Electrifying Additive Manufacturing

7

Innovative Products for True Industry 4.0 Solutions

The Critical Pieces to Manufacture High Performance Applications

Additive Manufacturing



DragonFly
Additively Manufactured Electronics



Fabrica
Micro-AM



Admatec
Precision-Ceramic and Metal AM

+



Conductive and Dielectric Inks



Ceramic



Polymer



Metal

Advanced Materials


3D
AI

DeepCube
Deep Learning Based AI Platform



Robotics



SMT Suite of Products
Surface Mount Technology for Electronics



Digital Printing Platform
Printer control systems and software

+



FLIGHT
Design-to-Manufacturing, 3D Design, and Print job management



Additive Flow
Multi-Objective Optimization, and Multi-Physics Simulation

Software

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION
Electrifying Additive Manufacturing

8

Optical Components Admaflex (AM) PCBA Dispensing, Pick & Place Puma (SMT) Chip Array Socket & Connectors Fabrica 2.0 (Micro AM) Critical Applications for Demanding Technologies Enabling Agile Innovation, Design Freedom, and Weight Reduction ©2 0 2 2 4 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 9 RF Amplifier & System - in - Package DragonFly (AME) Note: Example is illustrative only

Serving Top Customers in Critical Industry Verticals

Solving Problems in the Most Advanced and Innovative Industries

Aerospace/Defense	Automotive	Electronics & PCB	Industrial	Medical	R&D/Academia
NASA	REHAU	TTM Technologies	accumold	PIEZOSKIN	ETH zürich

- 10+ Multi $B Defense Manufacturers, Dept./Ministry of Defense, and National Security Agencies

Testimonials

ARISTO CAST INVESTMENT CASTING

"Internal configurations and very complex cores are impossible to create in the conventional investment casting process. Now that we have the 130 [Admaflex 130] in house, we can do it."

— Jack Ziemba, CEO
Aristo-Cast, Inc.

HENSOLDT Detect and Protect.

"To have high density components quickly available with reduced effort by means of 3D printing [using AME] gives us a competitive edge in the development process of such high-end electronic systems."

— Thomas Müller, CEO
Hensoldt

iit ISTITUTO ITALIANO DI TECNOLOGIA

"The DragonFly system enables us to achieve quick results with higher quality performance than traditional manufacturing processes."

— Prof. Massimo De Vittorio
CBN-IIT

L3HARRIS™

"The ability to manufacture RF systems in-house [using AME] offers an exciting new means for rapid and affordable prototyping and volume manufacturing."

— Dr. Arthur Paolella
Senior Scientist, Space and Intelligence Systems
Harris Corporation

LACROIX

"Essemtec Spider Dispenser is an extremely efficient high-precision machine. From the first use we could easily double our drops of glue per hour capacity and meet the high-quality requirements of our customers."

— Andrzej Wróblewski
Process Engineering Manager
LACROIX Electronics

REHAU

"With the DragonFly we will drive forward REHAU's "Electronics into Polymers" strategy to speed up inhouse electronics development and find new installation spaces and functions for our products."

— Dr. Philipp Luchscheider
Engineer (3D touch sensor design)
REHAU

Note: Select customers included. Not inclusive of entire customer base

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing®

10

Driven by Artificial Intelligence

Deep Learning-Based AI That Connects Devices Into a Robotic Brain

- DeepCube — Nano Dimension's AI platform
- Deep learning-based AI that **pushes self-improving capabilities across the product portfolio for**:
  - Better design
  - Improved yield
  - Higher throughput


3D
AI

DeepCube
Deep Learning
Based AI Platform


Gather Data
Process Data
Train
Validate
CNN
RNN
Transformer
MLP
NANODIMENSION
DEEPCUBE GROUP
Inference Engine
Optimizer
Kernels
HELLO
Driving a 10X ML Economics

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing
11

Leadership in Sustainability Traditional Manufacturing vs. Sustainable AM Solutions¹ Before After ¹ CO 2 (kg/iteration) 94% Less Chemicals (L/iteration) 82% Less Materials (kg/iteration) 98% Less Waste (kg/iteration) 99% Less Water (L/iteration) 100% Less 1. Based on a 2021 study by HSSMI, a UK based sustainability consultant ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 12

2023 - A Year of Innovation

Developments Driving Market Penetration and Competitive Advantage

AI - DeepCube



Industrial AI from the DeepCube Group

- Implementation into DragonFly® IV
- Commercialization of industrial AI for 3rd parties
- Patent filing for large language model analysis of data generated by industrial machines

Fabrica GIGA series



Flight Hub



AdditiveFlow



Materials, systems, and software

- INSU 200 - a breakthrough dielectric material for AME
- Fabrica GIGA series – a new Micro-AM system
- Admaflex 130 Entry – a new ceramic and metal system
- Flight Hub – Improved software AME design to manufacturing capabilities

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing® 13

Financial Strength Only Increasing Our Sales and Margins Position Us to Deliver to the Bottom Line $10M $44M $56M $0M $20M $40M $60M 2021 2022 2023 Revenue 11% ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 14 32% 45% 0% 20% 40% 60% 2021 2022 2023 Gross Margin ▪ 132% CAGR since 2021 ▪ 29% organic growth from 2022 to 2023 ▪ 34% margin expansion in absolute terms since 2021 ▪ Margin turnaround reflects increased sales of high margin systems and materials

Nano’s Growth Outpaces Peers Revenue Increase Despite Challenges Endured by Comparable Companies Revenue Growth for 2023 vs. 2022 ¹ 1. 2023 vs. 2022 YoY Revenue Increase % / Decrease % ([DDD, DM, MKFG, SSYS] filings and/or preliminary announcements) 2. Peer Group Avg. includes the overall average, non - weighted YoY revenue Increase % / Decrease % (9%) (9%) (7%) (3%) (7%) 29.0% (10%) 0% 10% 20% 30% Peer Group Avg. 2 ©2024 Nano Dimension. All Rights Reserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 15

Constantly Focused on Shareholder Value & Governance

Evolving Our Organization, Board, and Capital Allocation

Reshaping

- Reduced $25M-30M in annual costs; to begin reflecting in Q1/2024
- 2024 cash burn expected to be $12M-$20M; based on Q1/2024 expected run rate

Refreshing

- Fresh perspective with 4-Star General (Ret.) Michael X. Garrett and Major General (Ret.) Eitan Ben-Eliahu recently joining the Board of Directors
  - Four directors stepped down and board size reduced to 7 directors

Repurchasing

- $96M worth of shares repurchased via 1st buy-back program
- Up to $200M 2nd program is underway

Net cash burn[1]



2022A
2023A
2024F
$0
($50 M)
($100 M)
($150 M)

1. Change in cash and non-restricted deposits net of capital allocation for share repurchase plan

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
16

Building a Digital Manufacturing Platform

A Robust M&A Strategy to Be a Market Leader

Nano Dimension's M&A

2Q21
- DEEPCUBE — Acq. April '21 Deep Learning-Based AI
- NANOFABRICA — Acq. April '21 Micro-Additive Manufacturing Systems

4Q21
- essemtec naturally adaptive — Acq. November '21 Robotics for Electronics Assembly

1Q22
- GIS Global Inkjet Systems — Acq. Jan '22 Printing Sub-System Hardware and Software

3Q22
- Additive Manufacturing FORMATEC — Acq. July '22 Precision Industrial Manufacturer
- ADMATEC — Acq. July '22 Precision-Additive Manufacturing Systems for Multi-Materials
- stratasys — 12.1 % Stake Acq. July '22 Multi-product / -material

3Q23
- additiveflow — Acq. August '23 Advanced Digital Solutions for Additive Manufacturing Design and Optimization

©2024 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing
17

Phase 2 of Nano's M&A Program

Our Strong Capital Base Enables Us to Lead

Capital Raise

- Raised $1.5 billion
- Demonstrated strong confidence in Nano's leadership
- Capital reserves provided "firepower" for building the business

2020 - 2021

M&A Phase 1: Building a digital manufacturing platform

- Expanded from AME into additive electronics and AM
- Built GTM platform
- Strengthened and leveraged R&D capabilities
- Integrated acquisitions and identified technology gaps

2021 - 2023

M&A Phase 2: Scaling the platform

- Explore transformational acquisition to multiply platform potential
- Focus on Industry 4.0 with scaled businesses
- Targeting:
  - Significant revenue
  - Strong GTM
  - Established customer base

2024

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing®
18

The Organization to Deliver

Human Capital in Close Proximity to Advanced Manufacturing Hubs

NANODIMENSION
Electrifying Additive Manufacturing®

- ~450 employees across the globe
- ~43% in R&D & application support
- ~7% data scientists & algorithm engineers dedicated to AI development


Netherlands
Germany
UK
Switzerland
U.S.
Israel

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing® 19

The People to Do It

Experience in the Highest Positions



Yoav Stern
Chairman & CEO
Veteran CEO x5



Zivi Nedivi
President
Veteran CEO x5
& Founder x2



Tomer Pinchas
CFO & COO
Veteran CFO
& Big Four Executive



Dotan Bar-Natan
General Counsel
Veteran Public Markets
General Counsel



Nick Geddes
Senior CTO
Veteran CEO
& Founder



Nir Sade
Senior VP Product
Veteran 3D
Product & R&D Executive



Dr. Eli David
CTO Deep Learning
Leading AI Expert



Ziki Peled
President, EMEA
Veteran CEO x4



Dale Baker
President, Americas
Veteran CEO x3
& Founder



Neni Rubin
VP Human Resources
Fortune 500 HR Executive

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.

20

Investment Highlights

Strongly Capitalized with a Multi-Pronged, Synergistic Growth Strategy

Built For Tomorrow's Challenges

Supply Chain Disruptions & Reshoring

Sustainability

Custom-made & Precision Manufacturing

Strong Fundamentals

~$1 billion

Cash & Cash Equivalents[1]

~80x

Expected Annual Net Cash Burn Rate[2]

Proven Growth



$56M
$3M
FY20
FY23

155%

FY20 - FY23 CAGR Revenue Growth

Synergistic & Risk Averse Business Development

Multiple R&D Programs

Robust GTM Platform

Ambitious, Yet Cautious M&A Program

1. As of December 31st, 2023; Including cash, cash equivalents, investment in securities and short and long-term unrestricted bank deposits
2. Based on 2023 end-of-year cash, cash equivalents & investment in securities and expected operating loss inclusive of interest earned for FY2024

©2024 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION Electrifying Additive Manufacturing
21

Thank You